RICHARD H. BRUCK	19100 Von Karman Avenue, Suite 950
A Professional Corporation	Irvine, California 92612
949.975.8181 (Telephone)
949.975-8180 (Fax)
December 27, 2006
Via Facsimile: 202.772.9218
Mr. Tim Buchmiller
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:	AMDL, Inc. Post Effective Amendment No. 3 to Registration Statement on Form S-3 Filed December 27, 2006 File No. 333-133945
Dear Mr. Buchmiller:
     Attached hereto are courtesy copies of the changed pages with respect to Post-Effective Amendment No. 3 to Registration Statement #333-133945.
     In response to your comments on Incorporation of Certain Documents by Reference, please note the following:
1.	The Form 8-K filed on May 17, 2006 has been incorporated by reference in this registration statement.

2.	The auditor’s consent now includes the consent related to the audited consolidated financial statements of Jade Pharmaceutical Inc. (“JPI”) (see Exhibit 23.2).

3.	The typographical error with regard to the current report on Form 8-K erroneously designated as May 2, 2006 has been deleted.

4.	A Form 8-K/A has been filed on December 22, 2006 to incorporate by reference as Exhibit 99.2 thereto the JPI financial statements referred to in the Form 8-K filed September 29, 2006. Investors can now find those financial statements in the May 17, 2006
Form 8-K.

Mr. Tim Buchmiller
December 27, 2006

     Also enclosed is a request for acceleration for Friday, December 29, 2006.
     Thank you for your past courtesies.

Very truly yours,
/s/ Richard H. Bruck

Richard H. Bruck richard@richardhbruck.com

RHB:lsh
Enclosure/stated
cc: Mr. Akio Ariura